NEWS RELEASE

Canarc Arranges Cdn$200,000 Demand Loan from Directors and Employees,

Grants Stock Options to Directors, Employees and Consultants

Vancouver, Canada – March 21, 2012 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has arranged a Cdn$200,000 demand loan from certain directors and employees of the Company.  The loan will bear simple interest of 12% per annum, calculated monthly and paid semi-annually.

Canarc has also granted 1,400,000 stock options at $0.10 per share to certain consultants, directors and employees.  The options are for a 1 year period and will vest at the rate of 25% every quarter.

In the past 3 months, insiders have been accumulating Canarc shares in the market and through the exercise of stock options, as per their insider trade reports filed on SEDI.  Management is of the opinion that the current Canarc share price significantly undervalues the tangible value of its main asset, the New Polaris gold mine project in northwestern BC.

Canarc Resource Corp.

/s/     “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

For More Information - Please contact Garry Biles, President, or Erika Fula, Investor Relations Assistant

Toll Free: 1-877-684-9700,

Tel: (604) 685-9700,

Fax: (604) 685-9744,

Email: info@canarc.net

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated revenues, cash costs, capital costs, gold production, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.